UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. ____)

Telmex Internacional, S.A.B. de C.V.
(Name of Subject Company)

Telmex Internacional, S.A.B. de C.V.
(Names of Persons Filing Statement)
American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares
(Title of Class of Securities)
879690105 for L Share ADSs 879690204 for A Share ADSs
(CUSIP Number of Class Securities)
Rafael Robles Miaja Galicia y Robles, S.C. Boulevard Manuel Avila Camacho 24 Torre del Bosque Piso 7 Colonia: Lomas de Chapultepec México, D.F. 11000, México (5255) 5540-9225
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

“Information about América Móvil’s tender offer for
Carso Global Telecom and Telmex Internacional”

Mexico City. February 11, 2010. Telmex Internacional, S.A.B. de C.V. [BMV: TELINT] [NYSE: TII] [LATIBEX: XTII] hereby states that it was informed by America Móvil, S.A.B. de C.V. [BMV y NYSE: “AMX”, NASDAQ: “AMOV”] about the following:

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“Information about América Móvil’s tender offer for
Carso Global Telecom and Telmex Internacional”

Mexico City. February 11, 2010. América Móvil, S.A.B. de C.V. (America Movil) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL] announced today that the majority of the board of the Mexican Antitrust Regulator (Comisión Federal de Competencia) unconditionally authorized America Movil to carry out an offer to purchase all outstanding shares of Carso Global Telecom, S.A.B. de C.V. (“Telecom”) with a reciprocal subscription of America Móvil’s shares; and an offer to purchase all outstanding shares of Telmex Internacional, S.A.B. de C.V., with a reciprocal subscription of America Móvil’s shares. The aforesaid offers were announced publicly by America Movil on January 13, 2010.

America Movil will continue to pursue all necessary actions in order to consummate the offers, including but not limited to, the approval of corporate and regulatory bodies as well as Mexican securities authorities.

About AMX

America Movil is the leading provider of wireless services in Latin America. As of December 31, 2009, it had 201 million wireless subscribers and 3.8 million landlines in the Americas.

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Legal Disclaimer

In connection with the proposed transaction, América Móvil, S.A.B. de C.V. (“América Móvil”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a prospectus and a tender offer statement.  Investors and security holders are urged to read the prospectus and tender offer statement regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the prospectus and tender offer statement (when available) and other related documents filed by América Móvil with the SEC at the SEC’s website at www.sec.gov.

This document contains certain forward-looking statements that reflect the current views and/or expectations of América Móvil and its management with respect to its performance, business and future events.  We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. América Móvil is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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LEGAL DISCLAIMER

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OR BID FOR ANY TYPE OF SHARES. THE CORRESPONDING SECURITIES CANNOT BE, IN ANY CASE, SUBJECT TO A PUBLIC OFFER UNTIL, IN ANY CASE, THE NATIONAL BANKING AND SECURITIES COMMISSION AUTHORIZES ITS OFFER ACCORDING TO THE PROVISIONS UNDER THE STOCK MARKET LAW.

THIS PRESS RELEASE CONTAINS CERTAIN FORECASTS OR PROJECTIONS, WHICH REFLECT THE CURRENT VIEWS AND EXPECTATIONS WITH RESPECT TO OUR PERFORMANCE, BUSINESS AND FUTURE EVENTS. FORECASTS INCLUDE WITHOUT LIMITATION, ANY STATEMENT THAT MAY PREDICT, INDICATE OR IMPLY FUTURE RESULTS, PERFORMANCES AND ACHIEVEMENT AND THAT MAY CONTAIN WORDS SUCH AS “BELIEVE”, “ANTICIPATE”, “HOPE”, “IN OUR OPINION”, “MAY PROBABLY RESULT” OR TERMS OR PHRASES WITH A SIMILAR MEANING. THESE STATEMENTS ARE SUBJECT TO CERTAIN RISKS, CONTINGENCIES AND ASSUMPTIONS. PLEASE BE ADVISED THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER SIGNIFICANTLY FROM THE PLANS, OBJECTIVES, EXPECTATIONS, ESTIMATES AND INTENTIONS EXPRESSED IN THIS PRESS RELEASE. UNDER NO CIRCUMSTANCE WILL WE BE LIABLE NOR ANY OF OUR SUBSIDIARIES, AFFILIATES, DIRECTORS, EXECUTIVES, AGENTS OR EMPLOYEES TO THIRD PARTIES (INCLUDING INVESTORS) FOR ANY INVESTMENT, DECISION OR ACTION TAKEN IN REGARD TO THE INFORMATION INCLUDED IN THIS PRESS RELEASE OR FOR ANY CONSEQUENTIAL, SPECIAL OR SIMILAR DAMAGE.

HOLDERS OF TELMEX INTERNACIONAL, S.A.B. DE C.V. (“TII”) AMERICAN DEPOSITARY SHARES AND HOLDERS OF TII SHARES WHO ARE LOCATED IN THE UNITED STATES ARE ADVISED TO READ TII’S SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) REGARDING THE OFFER OF AMÉRICA MÓVIL, S.A.B. DE C.V. (“AMX”) TO ACQUIRE TII SHARES AND AMERICAN DEPOSITARY SHARES WHEN SUCH STATEMENT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

HOLDERS OF TII AMERICAN DEPOSITARY SHARES AND HOLDERS OF TII SHARES MAY OBTAIN FREE COPIES OF TII’S SOLICITATION/RECOMMENDATION STATEMENT (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY TII REGARDING AMX’S OFFER TO ACQUIRE TII SHARES AND AMERICAN DEPOSITARY SHARES AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2010	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: /s/Oscar Von Hauske Solís Name: Oscar Von Hauske Solís Title: Chief Executive Officer